UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

Resignation of Chief Financial Officer and Appointment of New Chief Financial Officer

On April 14, 2025, the Board of Directors of Mixed Martial Arts Group Limited (“MMA.INC” or the “Company”) accepted the resignation of Mr. Neale Java as the Chief Financial Officer of the Company. Mr. Java’s resignation will be effective as of July 13, 2025, or such earlier date as agreed with the company. Mr. Java is resigning to pursue new opportunities, and his decision to resign was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. The Board thanks Mr. Java for his contributions and wishes him success in his future endeavors.

Mr. Java will continue to serve as the Company’s Chief Financial Officer until the effective date of his resignation to support a smooth and orderly transition.

Following Mr. Java’s departure, Mr. Aaron Links will be appointed as the Company’s new Chief Financial Officer, effective 13 July, 2025, or such earlier date as agreed with the company.

Mr. Links is a highly experienced finance leader with a strong track record across the technology, consumer goods, and sports industries. As former CFO of The Winning Group—Australia’s leading appliance retailer—he set the business up for scale, driving financial and operational strategies that positioned the business as a market leader across digital and physical retail. Returning to MMA.INC after a two-year break, Mr. Links brings significant experience in sector digitization and strategic foresight to support the company’s next phase of growth.

On April 22, 2025, the Company issued a press release titled “MMA.INC Appoints Aaron Links as Chief Financial Officer as Company Prepares for Growth Phase”. A copy of the press release is furnished as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press Release Dated 22 April, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date:	April 21, 2025	By:	/s/ Nick Langton
		Name:	Nick Langton
		Title:	Founder and Chief Executive Officer

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